787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 24, 2025

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eiko Yaoita Pyles, Ernest Greene, Eranga Dias, Asia Timmons-Pierce

Re:	TCFIII SPACECO HOLDINGS LLC

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted January 7, 2024

CIK No. 0002040127

Ladies and Gentlemen:

On behalf of our client, TCFIII Spaceco Holdings LLC, a Delaware limited liability company (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated January 21, 2025 relating to the above referenced Amendment No. 2 to the Draft Registration Statement on Form S-1 confidentially submitted on January 7, 2025.

In connection with such responses, the Company will be filing, electronically via EDGAR, Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 initially filed on January 21, 2025 (the “Registration Statement”).

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment.

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

January 24, 2025

Amendment No. 2 to Draft Registration Statement on Form S-1 filed January 7, 2025

General

1.

We note that you have restated the previously issued financial statements for the fiscal years ended December 31, 2023 and 2022. As appropriate, please label each column of the corrected financial information as “restated” throughout the filing (e.g., Summary of Consolidated Financial Data; Results of Operations). Refer to ASC 250- 10-50-7 through 50-10.

The Company respectfully acknowledges the Staff’s comment and advises that the Company has labeled each column of the corrected financial information as “restated,” where appropriate, throughout the filing.

Summary Consolidated Financial Data, page 17

2.

Your disclosures on page F-25 and F-49 state that, in connection with an initial public offering and potential changes in corporate structure, vested P Units are “entitled” to be exchanged or converted into new shares of the converted Company. Please revise to clarify what you mean by “entitled to be exchanged or converted” (e.g., automatic conversion; exchanged at holders’ discretion) and whether any shares of the P Units are expected to be outstanding after the IPO and changes in corporate structure. If so, revise to disclose more detail information about the terms and rights of the P Unit holders.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosures on page F-25 and F-49 have been revised to clarify that P Units are required to be converted in connection with a corporate conversion and that no P Units will remain outstanding after a corporate conversion and related initial public offering.

3.	We also note that your calculation of the pro forma per share data do not appear to reflect the impact of the exchange or conversion of the P Units. Please revise or explain, as appropriate.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosures for pro forma per share data have been revised to include the additional expense associated with the vesting of the P Units and Phantom Units and a placeholder for the assumed conversion of existing equity interests and conversion of P Units. Please see page 20 of the Amendment.

We advise the Staff that the number of shares for which the Company’s outstanding equity interests and P Units will be converted into is dependent upon the ultimate offering price and associated equity value of the Company in connection with the offering. Once an offering range is included in the Registration Statement, the Company will update the pro forma weighted average shares outstanding to reflect the assumed conversion.

12. Share-Based Compensation, page F-25

4.

We note your revised disclosures in response to prior comment 11. You previously indicated that ASC 710 was applied to account for your PIUs or P units. However, you later determined that the P Units should have been accounted for as share-based compensation awards under ASC 718. As previously requested, please provide us with a comprehensive analysis of the rights and characteristics of the PIUs that you considered and your basis for the accounting treatment, including specific authoritative guidance that supports your analysis. Please specifically discuss your consideration of an employee’s rights upon a voluntary termination.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s analysis consisted of the following considerations.

Under ASC 718-10-15-3, the guidance in the Compensation or other equity instruments, (b) the awards require or may require settlement by issuing the entity’s equity shares or other equity instruments. As further discussed in Note 12 of the audited financial statements, according to the equity incentive plan governing the P Units, the P Units were issued to — Stock Compensation Topic applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in the grantor’s own operations or provides consideration payable to a customer by issuing (or offering to issue) its shares, share options, or other equity instruments or by incurring liabilities to an employee or a nonemployee that meet either of the following conditions: (a) the amounts are based, at least in part, on the price of the entity’s shares or other equity instruments, (b) the awards require or may require settlement by issuing the entity’s equity shares or other equity instruments. As further discussed in Note 12 of the audited financial statements, according to the equity incentive plan governing the P Units, the P Units were issued to certain key management employees of the Company in exchange for their services provided to the Company.

Securities and Exchange Commission

January 24, 2025

Management advises the staff that it considered whether the Class P Units, as profits interests are more akin to equity interests subject to the scope of ASC 718 or more akin to a profit-sharing arrangement or performance bonus that would generally be in the scope of ASC 710. Judgment is required in determining whether profits interests represent an equity interest or if the profits interests are more akin to a profit-sharing arrangement or performance bonus.

Criteria	Analysis of Class P Unit Profits Interests
a. The legal form of the instrument	The Class P Units are the legal equity of Spaceco Management Equity LLC. Therefore, this criterion is more indicative of equity or non-determinative. (ASC 718 or non-determinative)

b. Participation features such as voting rights, distribution rights, and liquidation rights

Voting Rights—The Incentive Units do not hold any voting rights.

Distribution and Liquidation Rights – Holders of the Class P Units are eligible for distributions of Net Available Cash and Capital Transaction Proceeds. However, no Class P Unit may participate in a distribution until the aggregate distributions to the Members, pursuant to Section 8.3 of the TCFIII Spaceco Holdings LLC—Third Amended and Restated LLC Agreement, since the date that such Class P Unit was issued equal the applicable Hurdle Amount for such Class P Unit.

Distributions to holders may occur prior to an exit event at the discretion of the board, based on relative percentage interest held. Class P unit holders participate in distributions, based on each holder’s pro rata share of ownership, provided the applicable Hurdle Amount is met and the specified capital accounts have first been reduced to zero.

While a lack of voting interests is a characteristic of a profit-sharing arrangement or performance bonus, participation in the distributions and manner in which the Class P Units participate in distributions is more consistent with equity.

(ASC 718)

c. Transferability of the instrument

As outlined in Section 10.1 of Spaceco Management Equity LLC Agreement, no holder of the units may Transfer all or any part of such Units without the prior written consent of the Board of Managers, which the Board of Managers may grant, condition, or withhold in its sole discretion.

This factor has features of both equity and liability instruments.

(Non-Determinative)

d. Retention of interests upon termination of employment and/or repurchase features

Employees can retain vested awards upon termination or any separation of employment, including a voluntary separation, if not repurchased by the Company.

As per section 2.5 of the Spaceco Management Equity LLC Award Agreement and section 10.7 of Spaceco Management Equity LLC Agreement, the Company would have the optional right to repurchase the vested units. The purchase price of those units shall be the value of the units, approved by the Board of Managers. The value of the units is intended to represent the fair value of the underlying equity.

Securities and Exchange Commission

January 24, 2025

Additionally, while there is no stated expiration of the Repurchase Right, based upon the Company’s expectations, from the initial grant date on July 29, 2022, the P Units had an expected life of 2.9 years. Within 2.9 years, the P Units are expected to be settled in connection with a change in control sale transaction, or through an IPO Transaction with a Corporate Conversion. Management notes that Spaceco Management Equity LLC has the right, but not the obligation, to repurchase the vested units upon certain contingent events that could occur prior to such a change in control or IPO Transaction. Spaceco Management Equity LLC has full control of whether to exercise the Repurchase Right for any shares or not.

Management also considered that Spaceco Management Equity LLC does not have a history of repurchasing Class P Units, nor do they have an intention to repurchase Class P Units from the Participants in the future. Management determined that it is not probable that Spaceco Management Equity LLC will exercise the right to repurchase any Class P units under any circumstances prior to the expiration of the Repurchase Right upon Corporate Conversion or within six months of an employee terminating voluntarily.

The Company has no history of repurchasing the vested units, and did not exercise the Repurchase Right in connection with a voluntary retirement that occurred in 2023.

As such, vested units are expected to be retained.

(ASC 718)

e. The settlement features

The P Units are required to be converted in connection with a Corporate Conversion and would not remain outstanding in connection with a related IPO. The P Units could be permitted to survive certain change in control or IPO events, which may not require a Corporate Conversion.

Under no circumstances is the Company or Spaceco Management Equity LLC required to settle the Class P units for cash. A lack of cash settlement requirement is indicative of equity.

(ASC 718)

Securities and Exchange Commission

January 24, 2025

Based on management’s evaluation above, and in consultation with the Company’s audit committee, the Company’s management concluded that the P Units are more akin to equity. In connection with the analysis above, management determined that the Company has offered to issue an equity instrument as the Company’s P Units are legal form equity, entitle the recipient to residual interest upon a distribution in excess of a stated threshold amount, which is proportionate to their percentage ownership of the Company’s P Units and do not meet the criteria for liability classification. Thus, the P Units should be accounted for as equity classified share-based compensation under ASC 718.

Recently issued accounting pronouncements, page F-39

5.

We note that your disclosures regarding adoption of recently issued standards. Given your intention to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, please revise your disclosure to disclose the date on which adoption is required for non-emerging growth companies and also the date on which you will adopt the recently issued accounting standard, assuming you remain an EGC at such time. Refer to Question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosures regarding recently issued accounting standards have been revised to disclose the date upon which adoption is required for non-emerging growth companies and also the date of which we will adopt the recently issued accounting standard assuming we remain an EGC at such time. Please see pages F-39 through F-40 of the Amendment.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed December 23, 2024

General

6.

We note your revisions made in response to previous comment 10 and reissue same. Please revise your disclosure to fully respond to previous comment 10. If the forum selection provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. Please add appropriate risk factor disclosure regarding your forum selection provision.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 54, 56, and 117 of the Amendment accordingly.

* * * * *

Securities and Exchange Commission

January 24, 2025

Please do not hesitate to contact Sean M. Ewen at (212) 728-8867 at Willkie Farr & Gallagher LLP with any questions you may have regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Sean M. Ewen
Sean M. Ewen, Willkie Farr & Gallagher LLP

cc:	Tony Koblinski, TCFIII Spaceco Holdings LLC

Mike Willis, TCFIII Spaceco Holdings LLC

Brandon McCoy, Willkie Farr & Gallagher LLP

Hugh McLaughlin, Willkie Farr & Gallagher LLP